

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2015

Mail Stop 4631

<u>Via E-mail</u>
James Pakulis
President
Wisdom Homes of America, Inc.
500 North Northeast Loop 323
Tyler, TX 75708

      Re: Wisdom Homes of America, Inc.
              Amendment No. 1 to Preliminary Information Statement on Schedule 14C
              Filed September 4, 2015
              File No. 000-51225

Dear Mr. Pakulis:

We have reviewed your amended filing and have the following comments.

<u>General</u>

1. We note your response to comment no. 1 in our letter dated September 3, 2015 and your statement that "[a]ll parties work for the issuer and are very familiar with its operations." However, notwithstanding the foregoing, your response failed to describe the sequence of events through which the consents of these shareholders were obtained and did not provide an analysis as to whether such activities constitute a solicitation as defined in Exchange Act Rule 14a-1(1). In this regard we note that a preexisting business or personal relationship with management or the issuer is not alone sufficient grounds to conclude that a general solicitation has not occurred. Accordingly, we reissue prior comment no. 1 and ask specifically that you tell us the sequence of events through which the consents of these shareholders were obtained, including who initially inquired about the voting intentions of the shareholders that consented to these actions and who first initiated the proposals to increase the number of authorized shares and undertake a reverse split. Please also identify by name the shareholders that provided written consent, other than the two named directors, and describe the shareholders' respective relationships to Wisdom Homes of America, Inc. in materially complete detail, including when such shareholders obtained equity in the company and when such relationships began. Note that to the extent the persons identified by you are not officers, directors or otherwise affiliates of the company, it appears you may have engaged in a solicitation and you should file a preliminary proxy statement on Schedule 14A.

2. Please explain why the number of shares held by Mr. Pakulis as reflected in the beneficial ownership table on page 9 decreased between the initial filing of the information

statement and amendment no. 1 to the information statement given that the information in the table remained as of August 25, 2015 in both filings.

3. The beneficial ownership table on page 9 indicates that Mr. Pakulis and Mr. Johal own 26,837,290 shares, representing 33.3% of the total common stock outstanding. You indicate on page 4 that the consenting stockholders own in the aggregate approximately 50.4% of the outstanding voting stock. Based on your response to comment no. 1 in our letter dated September 3, 2015, six "shareholders executed the majority written consent as of August 25, 2015." As two directors account for 33.3% of the 50.4% of outstanding voting stock, 17.1% presumably is held by and among four other shareholders. Please tell us the percentage of votes held by each of the six consenting shareholders other than the two directors and identify each by name.

4. Please make the requested Tandy representations in your response to us, which should be filed as correspondence via Edgar. Please be advised that the Tandy representations must come directly from the company, not from your counsel on behalf of the company.

Please contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or Craig Slivka, Special Counsel at (202) 551-3729 with any questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

cc: Brian A. Lebrecht, Clyde, Snow & Sessions (*via e-mail*)